UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42445

Leishen Energy Holding Co., Ltd.

(Registrant’s Name)

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on December 20, 2024, Leishen Energy Holding Co., Ltd. (the “Company”) (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 per share (each, an “Ordinary Share” and the Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company has also granted the underwriters a 45-day option to purchase up to an additional 206,250 Ordinary Shares to cover over-allotments (the “Over-Allotment Shares”), if any (the “Over-Allotment Option”).

On January 8, 2025, the Company issued and sold 150,000 additional Ordinary Shares at a price of $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, the Company has raised aggregate gross proceeds of $6,100,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment Shares on January 8, 2025. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated January 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: January 8, 2025	By:	/s/ Hongqi Li
	Name:	Hongqi Li
	Title:	Director